UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PACIFIC DRILLING S.A.

(Name of Issuer)

COMMON STOCK, PAR VALUE OF $0.01 PER SHARE

(Title of Class of Securities)

L7257P205

(CUSIP Number)

12/31/2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L7257P205

1.	Names of Reporting Persons TOR ASIA CREDIT MASTER FUND LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,513,814

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,513,814

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,814

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.02%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. L7257P205

1.	Names of Reporting Persons TOR INVESTMENT MANAGEMENT (HONG KONG) LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization HONG KONG

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,513,814

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,513,814

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,814

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.02%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. L7257P205

1.	Names of Reporting Persons EDSPARR PATRIK LENNART

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization SWEDISH

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,513,814

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,513,814

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,814

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.02%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. L7257P205

1.	Names of Reporting Persons MIKOSH CHRISTOPHER LOUIS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization AMERICAN

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,513,814

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,513,814

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,814

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.02%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer PACIFIC DRILLING S.A.
	(b)	Address of Issuer’s Principal Executive Offices 8-10, Avenue de la Gare Luxembourg, L-1610, Luxembourg

Item 2.
(a)

Name of Person Filing

This statement is filed by Tor Investment Management (Hong Kong) Limited., a Hong Kong private company (“Tor”), Tor Asia Credit Master Fund LP (“Master Fund”), Patrik Lennart Edsparr (“Mr. Edsparr”), and Christopher Louis Mikosh (“Mr. Mikosh”), each with respect to the Issuer’s common stock directly owned by the Master Fund.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Messrs Edsparr and Mikosh are the majority owners of Tor.  By virtue of this relationship, they may be deemed to beneficially own the common stock owned directly by the Master Fund.

(b)

Address of Principal Business Office or, if none, Residence:

The principal place of business for Tor and Messrs Edsparr and Mikosh is Henley Building 19/F, 5 Queen’s Road Central, Hong Kong

The principal place of business for the Master Fund is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

	(c)	Citizenship Tor is incorporated in Hong Kong. The Master Fund is formed in the Cayman Islands. Mr. Edsparr is a citizen of Sweden. Mr. Mikosh is a citizen of the United States.
	(d)	Title of Class of Securities COMMON STOCK, PAR VALUE OF $0.01 PER SHARE
	(e)	CUSIP Number L7257P205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☒	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

§ 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	Ownership
All ownership information in this Item 4 is at the close of business on December 31, 2019.
TOR ASIA CREDIT MASTER FUND LP
	(a)	Amount beneficially owned: 4,513,814
	(b)	Percent of class: 6.02%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 4,513,814
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 4,513,814
TOR INVESTMENT MANAGEMENT (HONG KONG) LIMITED
	(a)	Amount beneficially owned: 4,513,814
	(b)	Percent of class: 6.02%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 4,513,814
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 4,513,814
EDSPARR PATRIK LENNART
	(a)	Amount beneficially owned: 4,513,814
	(b)	Percent of class: 6.02%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 4,513,814
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 4,513,814
MIKOSH CHRISTOPHER LOUIS
	(a)	Amount beneficially owned: 4,513,814
	(b)	Percent of class: 6.02%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 4,513,814
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 4,513,814

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
See Ex. 99.1

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Hong Kong registered Type 9 (asset management) license holders is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2020	TOR ASIA CREDIT MASTER FUND LP
Name of Entity
/s/ James Sweeney
Signature
James Sweeney / Authorized Signatory
Name/Title

DATE: January 24, 2020	TOR INVESTMENT MANAGEMENT (HONG KONG) LIMITED
Name of Entity
/s/ James Sweeney
Signature
James Sweeney / Director
Name/Title

January 24, 2020
Date
/s/ Patrik Lennart Edsparr
Signature
Patrik Lennart Edsparr
Name/Title

January 24, 2020
Date
/s/ Christopher Louis Mikosh
Signature
Christopher Louis Mikosh
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).